Level 9, AAMI Building, 500 Queen Street
Brisbane QLD 4000 Australia
Lihir Gold Limited	(GPO Box 905, Brisbane QLD 4001 Australia)

Incorporated in Papua New Guinea	tel 07 3318 3300
fax 07 3318 9203
ARBN 069 803 998	www.lihir.com.pg
8 May 2006
Mr H Roger Schwall
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Response Letter Dated February 24, 2006
File No. 0-26860
Set forth below are the responses of Lihir Gold Limited (“the Company”) to numbered comments 1 through 6 in the letter from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission dated March 31, 2006 regarding the above-referenced materials.
The Staff’s comments are indicated in bold, and are immediately followed by the Company’s responses thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.
1. We note your response to prior comment two and are unable to agree with your policy for assessing impairment of post production stripping costs under lAS 36. Please tell us the impact on your financial statements and disclosures had you assessed impairment under a net realizable value model as contemplated by paragraphs 28-33 of lAS 2 for your deferred mining costs.
Response:
The Company advises the Staff that its IFRS accounting treatment for the impairment of its post production stripping costs is appropriate for the reasons set out below and in response to Comment 4. As stated in the response to Comment 4, the Company considers post production stripping costs to be development costs and not inventory under IFRS.
This treatment is consistent with the tentative view of the IASC Steering Committee on Extractive Industries, which states in Chapter 9 paragraph 9.7 that IAS 36 applies to “items capitalized under existing practices including capital costs related to commercial mineral deposits, which can include costs of prospecting, mineral property acquisition, exploration, appraisal, development, construction, and removal and restoration”.
Consistent with this treatment as a development or capital cost, the Company has included these costs in its cash generating unit as they do not generate cash inflows separate from the Company’s other assets. The post production stripping costs are subsequently tested for impairment in accordance with IAS 36. The Company believes this treatment is consistent with the requirements of IAS 16 and IAS 36.
Applying IAS 36 principles, no impairment of deferred stripping costs was required for the fiscal years ended December 31, 2004, 2003 and 2002.

Mr H Roger Schwall
8 May 2006	2.
We acknowledge the Staff’s concerns in this area and reiterate that the Company will be reviewing its treatment of post production stripping costs for US GAAP purposes in relation to future filings, when transitioning its current US GAAP policy to the requirements of EITF 04-06 Accounting for Post-Production Stripping Costs in the Mining Industry, which is applicable to the Company from January 1, 2006.
2. We note your response to prior comment three stating that the variability in your strip ratio in 2003 was not due to the 2001 high-wall failure as indicated in your prior response letter. However, your current explanation is unclear. In this regard, please clarify whether the 5,000 tonnes you refer to is the remaining ore related to Phase 3 of the Minifie Mine and why this tonnage explains the reason for your strip ratio variation.
Response:
Regarding our response to prior comment three, we confirm that the 5,000 tonnes is indeed the remaining ore related to Phase 3 of the Minifie Pit. In order to extract this remaining ore, 125,000 tonnes of waste had to be removed. A large amount of this was remnant waste not originally contemplated in the Phase 3 average strip ratio. This proportion of waste to ore resulted in the unusually high actual strip ratio and further demonstrates the changing nature of mining phase plans.
3. We note your response to prior comment five. Although your proposed disclosure provides a general overview of why the stripping ratios might change and provides general examples for 2004 we continue to believe that a descriptive and quantitative period to period comparative discussion in your operating and financial review and prospects identifying the reasons for the changes in, and the impact of these ratios is more meaningful to investors.
Response:
In response to the Staff’s comments, we propose including the following additional disclosures in Item 5 Operating and Financial Review and Prospects:
Actual strip ratio will often vary to the average strip ratio used for a number of reasons including:
•	short term changes in the mine plan and scheduling within the period;

•	changes in the reserves and strip ratio with a change in cut off grade policy; and

•	changes in pit wall design and operating strategies.
In relation to the Minifie pit, the average strip ratios used compared to actual ratios were 2.6 vs.0.4 (2004), 3.5 vs. 0.9 (2003) and 2.9 vs. 2.6 (2002). In 2004 and 2003, the actual ratios were lower than the average ratios used, reflecting the substantially reduced amount of waste being extracted from the pit relative to the ore mined, as mining of this pit neared completion and ceased entirely in early 2005. As a result deferred stripping costs of $10.7 million, $17.7 million and $2.3 million were expensed to the income statement in 2004, 2003 and 2002, respectively. The balance of deferred stripping costs were nil, $2.8 million and $20.3 million as at 2004, 2003 and 2002, respectively. There was no material variation in the ratio in 2002.
In relation to the Lienetz pit, the average strip ratios used compared to actual ratios were 4.8 vs. 11.9 (2004), 5.4 vs. 189.4 (2003) and 5.9 vs. 88.3 (2002). The actual ratio in 2004 has reduced considerably compared to the ratio in 2003 and 2002. In prior periods extensive pre-stripping was required. In 2004, there was a reduced amount of waste relative to ore, as isolated pockets of gold bearing ore were encountered. As a result deferred stripping costs of $28.1 million, nil and nil were expensed to the income statement in 2004, 2003 and 2002, respectively. The balance of deferred stripping costs were $66.9 million, $26.3 million and $1.5 million as at 2004, 2003 and 2002, respectively.
4. We note your response to prior comment seven and are unable to agree that post production stripping costs represent future benefits attributed to all remaining life of mine reserves. In this regard we note that mine plans are typically executed in distinct phases. Costs associated with any particular phase are attributed to reserves of that phase and appear to meet the definition of inventory costs under U.S. GAAP. Refer to Chapter 4, Statement 3 of ARB 43. Additionally, the U.S. GAAP principles underlying the consensus in EITF 04-06 appear to support attributing post-production stripping costs to inventory. It continues to appear that you should modify your accounting for such costs since IFRS does not provide specific guidance. Refer to paragraph 12 of lAS 8.

Mr H Roger Schwall
8 May 2006	3.
Response:
The Company respectfully advises the Staff that for IFRS purposes the Company is not required to apply US GAAP in the absence of a specific authoritative IFRS standard but in accordance with IAS 8 paragraph 12, to consider the standards of other standard setting bodies where a similar conceptual framework exists, including industry practice, in developing and applying an appropriate accounting policy.
In this regard, the Company’s accounting policy has been developed and applied consistently since the Company’s inception, and has been based on consideration of IFRS principles, IASB framework, accounting standards of other standard setting bodies and industry practice, as further discussed below.
IFRS Standards and Framework
Although there is no specific IFRS standard on accounting for post production stripping costs, IAS 16 “Property, Plant and Equipment” and the IASB Framework more generally, does provide authoritative guidance on the accounting recognition of assets. Even though IAS 16 scopes out mineral rights and reserves, it does apply to property, plant and equipment used to develop or maintain such rights and reserves. We therefore believe that this Standard does provide a reasonably authoritative framework of principles that are relevant to developing an accounting policy for post production stripping costs.
In following the principles set out in IAS 16 and the IASB Framework more generally, IAS 16 paragraph 7 permits the cost of an asset to be recognised if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. In this respect, there are many situations where stripping activity will bring future economic benefits, for example, through providing the Company with access to additional sections of the ore body that will be extracted in future years. The cost of extracting the waste material can be tracked and measured reliably through sophisticated mine systems.
IAS 16 paragraph 16 indicates that costs can also be capitalized if they are “directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management”. For example, costs of site preparation are specifically allowed under IAS 16 paragraph 17(b). In this regard, if mining companies chose to treat all stripping as a development activity then the costs “directly attributable” to this activity can be capitalized if they can be measured reliably.
Further, IAS 16 paragraph 10, permits recognition of costs incurred subsequent to initial recognition that add to initial costs. In this respect, it would be inappropriate under IAS 16 to expense all post production stripping costs where such costs are a subsequent cost that gives rise to improvement or expand the operating capacity of the existing mine, since this ignores the future economic benefits generated from removing waste material. In the Company’s case, most of the economic benefit from stripping activity will arise from the future production that is made possible by the removal of waste material. Hence, it would be inappropriate to treat all stripping costs as a variable production item. In most situations, the removal of waste material will benefit current year production and also future production.
The IASC Steering Committee on Extractive Industries (the former body of the IASB) has also issued a tentative view on “development costs after production begins”. Their view is set out in Basic Issue 6.10 which considers the question “sometimes, exploration and development costs are incurred after production has begun. If that is the case, how would you treat the cost? (a) Treat as any other exploration or development cost, (b) Treat as a production cost, or (c) other”. On the question of “development costs”, the Steering Committee concluded that such cost should be treated as any other development cost. That is, capitalize all development costs as an asset (Basic Issue 6.8).
As a result of the foregoing, we believe that although there is no specific IFRS standard in regards to post production stripping costs, the IFRS framework provides sufficient scope for post production stripping costs to be capitalized as a development cost and amortized to income on a systematic and rational basis.

Mr H Roger Schwall
8 May 2006	4.
Standards of Other Standard Setting Bodies and Industry Practice
Prior to the recent issuance of EITF 04-06, the only comprehensive standard that specifically dealt with post production stripping costs was AASB 1022 Accounting for the Extractive Industries, issued by the Australian Accounting Standards Board, and more recently, CICA EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation, recently issued by the Canadian Accounting Standards Board Emerging Issues Committee.
Presented below is a summary of the requirements of some of the other standard setting bodies:
•	AASB 1022 paragraph 14 states that “when development continues in an area of interest after the commencement of production in order to gain additional access to, or additional information about the extent of, the economically recoverable reserves, the respective development costs shall be carried forward, subject to clause .30” (which requires that the carried forward costs shall be amortized on either a production output basis, or a time basis, whichever is the more appropriate).

•	Consistent with this treatment is the view espoused in CICA EIC 160. This guidance states that stripping costs in the production phase of a mining operation may relate to current period production through providing access to reserves that are produced in the current period; and/or benefit future periods through providing access to reserves that will be produced in future periods. It states that stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.
The above principles have been embodied in well-established industry practices in all main territories in which open pit mining operations are found. This means that it has been applied under UK, Australian, Canadian, South African and IFRS GAAP. Up until the issuance of EITF 04-06, the deferral of post production stripping was also deemed acceptable under US GAAP.
We have included a sample of accounting policies as applied by other major mining company registrants. All these registrants have capitalized deferred stripping costs, and then applied a units of production method of depreciation or a strip ratio method of amortization These companies include Anglogold Ashanti, Rio Tinto, Newmont, BHP Billiton and Barrick Gold.
To our knowledge, the present accounting policies and treatment applied in the industry has not been raised as an area of concern by the IASB or brought to the attention of the International Financial Reporting Interpretations Committee (IFRIC).
Conclusion
Considering the foregoing, and in the absence of a pronouncement from IFRIC or the IASB, it would be inappropriate to change the Company’s basis of accounting by either pre-empting the final outcome of the IASB project on extractive industries or indeed applying EITF 04-06 or US GAAP principles in its IFRS financial statements. The Company believes that its treatment of post production stripping costs is appropriate on the basis that it is:
•	accepted under the IFRS framework and the tentative views of the IASB Steering Committee on Extractive Industries;

•	consistent with the view taken by other standard setting bodies;

•	consistent with long established and clearly understood mining industry practice; and

•	has been consistently applied since the Company’s inception

•	the Company believes that the allocation of stripping costs is appropriate and allocation of all stripping costs to current production will distort the reporting of the operational and financial performance of the Company. The Company believes the rationale for deferral is widely understood by mining industry financial readers and investors.
5. We note your response to prior comment eight. For clarity, please confirm whether all mine acquisition and development costs will be fully amortized, and to the extent appropriate classified as inventory, when mining extraction ceases. Additionally, describe how you are attributing costs to stockpiles such that all mining acquisition and development costs will be fully allocated to inventory at the end of the extraction period and how you have considered this in your impairment evaluation of your stockpiles.

Mr H Roger Schwall
8 May 2006	5.
Response:
We supplementally advise the Staff as follows:
We confirm that all mine acquisition and development costs will be fully amortized by the end of the extraction period.
In relation to the allocation of depreciation, depletion and amortization costs (DD&A), we confirm that DD&A is allocated to economic grade stockpiles (EGS) on a contained gold pro-rata basis in the year the EGS material is placed on the stockpile.
In relation to impairment of stockpiles, we confirm that EGS is tested for impairment by applying a net realisable value test in accordance with IAS 2 and the lower of cost and market principle under US GAAP. At December 31, 2004 no impairment of EGS was considered necessary.
6. We note your response to our prior comment number 10 in your letter dated November 3, 2005. It remains unclear to us what mine plans have substantively changed to warrant accounting for stripping costs on a pit basis rather than your previous phase basis approach. Please tell us if you expect to continue to conduct your mining activities on a phase basis. If so, please tell us why a pit basis represents a more appropriate and reliable attribution model. It is unclear how your fact pattern for your new pit is different from your prior pit. It appears in both instances, that accessing one phase was necessary for accessing subsequent future ore reserves.
Response:
The Company’s change from attributing stripping costs on a phase basis to a pit basis was after extensive consideration of a number of factors that when considered together resulted in the Company’s decision to make the change. Two key factors to this decision and the timing for the decision were (1) Lihir had been operating for 7 years and in 2004 formed the conclusion that the Company now had accumulated sufficient knowledge and experience of the mining conditions relating to all its reserves to review prior assumptions underpinning its attribution model for stripping costs; and (2) the Company was moving from the completion of mining in the Minifie pit to the full development and extraction of ore in an entirely new pit — Lienetz, and this provided a logical time to transition to a methodology that was more appropriate for Lienetz and resulted in a more accurate estimate of costs that should be charged to production or deferred to future periods. IAS 8 paragraph 34 recognizes and requires that estimates of this nature need to be revised as changes in circumstances occur, or new information or more experience is accumulated. A detailed understanding of Lihir’s ore bodies is critical to understanding the rationale for the change in the accounting basis from a phase attribution model to a pit or Life of Mine (LOM) attribution model.
Lihir’s ore bodies
Up to the end of 2004, Lihir had two pits, the Minifie pit and the Lienetz pit, both covered in the Company’s Reserve Statement and both showing vastly different geological and mining conditions.
The Minifie pit has been mined since 1997 and with the exception of an immaterial amount was completed by 2004. Gold mineralization in this deposit occurred predominantly between the surface (about 50 metres above sea level) and 150 metres below sea level. The decision to mine the Minifie pit first was due to its shallower depth, as compared to the Lienetz pit. The shallower depth meant that less pre-stripping was required.
Lienetz is Lihir’s second pit. This pit is characterized by gold mineralization at elevations between 240 metres above and 300 metres below sea level, twice as deep as Minifie. These characteristics give rise to considerably different mining conditions. As an example, the pre-stripping of Lienetz has taken almost two years to access productive ore. Without pre-stripping this waste, the higher grade core ore, which motivated the decision to mine the pit, cannot be extracted. Mining of this ore body is expected to run through to 2019, more than twice as long as the life of the Minifie pit.
From commencement of mining in 1997 to 2003, the Company attributed stripping costs in its Minifie pit based on the stripping ratio determined on a phase basis. The mining and geological conditions were also such that phase ratios were reasonably consistent and predictable, although at times, material variability in the ratios did occur.

Mr H Roger Schwall
8 May 2006	6.
Given the geological characteristics and mining conditions pertaining to Minifie, it was considered appropriate for the Company to apply an average strip ratio for the phase, as against an average strip ratio for the pit. This was because Minifie comprised distinct phases where management at the time believed that stripping costs could be reasonably efficiently and accurately attributed to the reserves for that phase. Even though the average ratio for the Minifie phases could be reasonably determined, and ranged between 1.3 and 3.4 compared to an actual pit average of 0.4, the geological conditions of Lienetz make it less predictable to apply this same basis meaningfully and with any reasonable accuracy. The mine plans for Lienetz were expected to be, and have proven to be, more changeable as the gold bearing structures are different. The Company believes therefore that given the circumstances particular to Lienetz, a LOM ratio provides a more appropriate and reliable basis.
The phase basis is one attribution model that results in the systematic and rational method of attribution of waste to ore but it is not necessarily the best attribution model for all mines. The Company assessed that the phase basis was not the best attribution model.
Reasons for changing from a phase to a pit basis of attribution
With effect from 1 January 2004, the Company made the decision to switch from a phase attribution model to a pit attribution model for the new pit, Lienetz.
The basis of the change is supported by the requirements of IAS 8 paragraph 32 and 34. Paragraph 32 recognizes that estimation involves judgements based on the latest available, reliable information, and cites in paragraph 32(d) that the useful lives of, or expected pattern of consumption of the future economic benefits embodied in, depreciable assets is an area that requires estimation. Paragraph 34 requires an estimate to be revised if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.
In addition, IAS 16 paragraph 50 requires the depreciable amount of an asset to be allocated on a systematic basis over its useful life. Paragraph 57 notes that an assets useful life should be defined in terms of the assets expected utility to the entity. Paragraph 60 requires the depreciation method used to reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.
The life of mine stripping ratio complies with paragraph 50 because it is systematic. It complies with paragraph 57 because it takes account of the useful life of the asset and it complies with paragraph 60 because it reflects the pattern in which the asset’s future economic benefits are expected to be consumed.
Regarding paragraph 60, the period when the economic benefits are enjoyed can vary significantly with respect to stripping activities. This is because the removal of waste above a pocket of ore (“A”) benefits the entity when A is extracted, but there are also benefits enjoyed at a later date when a pocket of ore below A (“B”) is extracted later in the mine plan, as indicative of Lienetz. The life of mine ratio approach implicitly acknowledges this by taking account of the waste to ore extraction rate at any particular point in time compared to the expected average ratio for the mine.
The following analysis details the changes in circumstances, new information and experience accumulated by the Company:
1.	Different ore bodies’ characteristics require a different attribution model. As indicated above, the Lienetz ore body is a much deeper pit than the Minifie pit and requires significant pre-stripping to access the ore. The pre-stripping involves larger cut backs that provide access to larger volumes of ore in the lower benches. Therefore, access in earlier phases will benefit access to ore that will be extracted in subsequent periods. In other words, it would be inappropriate to attribute the costs of accessing one phase to only the ore in that phase. Consequently, there is a greater amount of mining costs that will be incurred earlier in the pit life that will benefit future operations. If the Company continued to apply a strip ratio on a phase basis, this would not result in an appropriate recognition of the benefits to future production. A schematic of the Lienetz pit appears below to confirm the interpretation of where the ore is located, how it will be accessed and how pre-stripping will benefit future reserves. The white area shows the extensive pre-stripping or removal of waste rock and overburden required prior to accessing ore further below deep in the pit.

Mr H Roger Schwall
8 May 2006	7.
Lienetz Pit schematic cross section
2.	An objective and reliable model. The LOM ratio is a reliable benchmark. This is because it is determined by the Company based on JORC/Industry Guide 7 approved reserves. It is also the ratio that is communicated to the market and to regulators in conjunction with the Reserves Statement and therefore is highly reliable, auditable and transparent. As reserves are rigorously determined using JORC standards/ Industry Guide 7 it provides objective high quality evidence of waste to ore ratios for each pit. On the other hand, phase ratios are entirely internal estimates that are not subject to independent standards or regulated and subject to change over a short time frame. Using the LOM ratio as the basis for applying stripping costs to reserves therefore introduces greater objectivity, understandability, relevance and reliability.

3.	Consistency with Lihir’s reserve determination process and other accounting policies. Consistent with all mining companies, Lihir undertakes a review of its ore reserves once a year. The process enables Lihir to update its Reserves Statement to take into account updated experience among other factors, mining the reserves, dilution and depletion. Any changes in reserves will have an impact on the various accounting estimates including deferred stripping costs, impairment, depreciation and amortization. Aligning this process with the manner in which deferred stripping costs are accounted for will improve understandability and consistency in reporting of the behaviour of stripping costs.

4.	Use of a phase strip ratio is susceptible to change and may be less reliable. The Company’s experience is that the mining sequence for phases may often change, because of changes in the expected gold mineralogy and content, because of access difficulties, changes to the expected geological, geotechnical, hydrological and other unpredictable factors. Sometimes, for example, access to ore may be difficult and therefore sequencing could change within the phase or alternatively, mining may be deferred and another phase commenced. While these changes are tracked in the mining department, they are difficult to track and adjust for accounting purposes. In addition, the cost in applying the phase basis in terms of time and resources was not cost-effective in relation to the benefit to users. Phase data changes frequently and requires the Company to undertake additional assays and remodelling by engineers and for finance staff to properly account for the strip ratios.

Mr H Roger Schwall
8 May 2006	8.
5.	Use of the life of mine strip ratio is the most prevalent and understood attribution model. Applying a life of mine stripping ratio is the most well understood and documented attribution model used by producers, investors and analysts. Many SEC registrants have used this method. Therefore the change enhances comparability of Lihir’s accounting basis with that applied by its peers. Support for this is included in the Appendix to this letter, which indicates that Registrants generally apply an average stripping ratio for the “Life of Mine” not an average stripping ratio for the phase. The LOM ratio concept was also recognized in the 2004 discussion of the EITF 04-06 task force as the most prevalent method used in the industry. Whilst this was not an authoritative reference, it provided clear evidence and recognition of practices in the industry at the time the Company changed the attribution basis.

6.	Comparability of financial performance was not impacted. The change to a strip ratio based on a pit does not impact comparability with prior periods as the basis was applied to an entirely new pit, which has new unique mining conditions and circumstances, as discussed earlier, which require the phase design to be changed to meet circumstances encountered as the mining continues. The deferred mining costs in relation to the old Minifie pit at December 31, 2004 were fully expensed with the exception of an immaterial amount (which was expensed in the first quarter of 2005).

7.	Consistency with Lihir’s management decision making model. The decision to include gold contained in the Lienetz ore body into reserves and then to commence mining the Lienetz pit was made on the determination of economically recoverable reserves from the pit. Final phase design is a secondary and changeable matter, determined after the decision to mine the ore body is made. All economic decisions involve consideration of the pit, not the phase. The accounting results and procedures should therefore reflect management’s decisions relating to the pit.

8.	Risk of material misstatement is mitigated by the requirements of IAS36 “Impairment of Assets”. It is acknowledged that any attribution model may still be susceptible to the risk that deferred stripping costs may not be recoverable. In that event, the Company considers that the requirements of IAS 36 will mitigate this risk to ensure that stripping costs, which are deferred in any accounting period is not overstated and would ensure that the Company’s financial performance is accurately reported.
Conclusion
In responding to the Staff’s comment letter we confirm that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company shall not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir in Australia on +61 7 3318 3318 or Facsimile +61 7 3318 9203 and +675 986 4018.
Very Truly Yours
/s/ Paul Fulton

Paul Fulton
Chief Financial Officer
Lihir Gold Limited
Enclosures

Mr H Roger Schwall
8 May 2006	9.
Appendix
SEC filings of Other Registrants
Entity: Randgold Resources Ltd
Source: 20-F December 31, 2004
Primary GAAP: IFRS
Policy: Deferred stripping costs, F-9
In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as “deferred stripping” costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) is treated as a production cost and included in its valuation of inventory.
The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonne to be mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back.
If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the Morila mine, resulting in lower earnings in future periods.
This method of accounting has the effect of smoothing costs over the life of the project. We believe that the method we use is the same as the method used by many mining companies in the industry with open pit mines.
Entity: Anglogold Ashanti Ltd
Source: 20-F December 31, 2005
Primary GAAP: US GAAP
Policy: Development costs and stripping costs, F-15
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates. The cost of the “excess stripping” is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs are expensed to increase the cost up to the average. Thus, the

Mr H Roger Schwall
8 May 2006	10.
cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
The deferred stripping costs are included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
The practice of deferring stripping costs, has the effect of amortizing the cost of waste ore removal over the expected life of mine as an inventoriable type cost rather than reflecting actual waste ore removal cost incurred in each period presented. If waste ore is expensed rather than capitalized and amortized, this might result in the reporting of greater volatility in period to period results of operations.
Deferred stripping costs deferred and amortized are included in production costs in the consolidated statements of income for all periods presented and deferred stripping costs are reported separately in the consolidated balance sheets for all periods presented.
On March 17, 2005 and on June 15 and 16, 2005, The Emerging Issues Task Force (“EITF”) reached a consensus in Issue 04-6, “Accounting for Stripping Costs in the Mining Industry”, that post production stripping costs should be considered under a full absorption costing system and recognized as a component of inventory and in cost of sales in the same period as the revenue from the sale of the inventory. The guidance in Issue 04-6 is effective for financial statements issued for fiscal years beginning after December 15, 2005. The Company plans to adopt Issue 04-6 on January 1, 2006. Upon adoption, the cumulative effect of accounting change will be a reduction to the balance of retained earnings at January 1, 2006 of $96 million (net of Taxation), an increase in the value of inventory of $6 million, a reduction in the value of deferred stripping of $105 million, a decrease in Deferred taxation of $5 million, a reduction in Other long term assets of $3 million and a decrease in Minority interest of $1 million. Adoption of the new guidance will have no impact on the Company’s cash position.
Entity: Rio Tinto
Source: 20-F December 31, 2004 and Form 6-K, including Financial Statements for the year ended
December 31, 2005
Primary GAAP: UK GAAP
Policy: Mining properties and leases, A-14
“...stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation.
The Group defers stripping costs incurred during the production stage of its operations for those operations where this is the most appropriate basis for matching the costs against the related economic benefits because of fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within “mining properties and leases”. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proven and probable reserves of the operation.
In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a separate ore body or discrete section of the ore body. The new development will be characterised by a major departure from the life of mine Ratio. Excess stripping costs during such periods are deferred and charged against reported profits in subsequent periods, on a units of production basis.
If the Group were to expense stripping costs as incurred, there would be greater volatility in the year-to-year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operations.
Deferred stripping costs form part of the total investment in the relevant income generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

Mr H Roger Schwall
8 May 2006	11.
Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate. Changes to the life of mine stripping ratio are accounted for prospectively.”
Entity: Newmont Mining Corporation
Source: 10-K December 31, 2005
Primary GAAP: US GAAP
Policy: Deferred Stripping Costs, Page 93
In general, mining costs are allocated to production costs, stockpiles, ore on leach pads and inventories, and are charged to Costs applicable to sales when gold or copper is sold. However, at certain open pit mines with diverse grades and waste-to-ore ratios over the mine life, the Company defers and amortizes certain mining costs on a UOP basis over the life of the mine. These mining costs, which are commonly referred to as “deferred stripping” costs, are incurred in mining activities that are normally associated with the removal of waste rock. The deferred stripping accounting method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Company’s operations where it is employed, by assigning each ounce of gold or pound of copper with an equivalent amount of waste removal cost. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company’s period-to-period results of operations.
Deferred stripping costs are charged to Costs applicable to sales as gold and copper is produced and sold using the UOP method based on estimated recoverable ounces of proven and probable gold and copper reserves, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which results in the recognition of the costs of waste removal activities over the life of the mine as gold and copper is produced (see Note 6). The application of the deferred stripping accounting method generally results in an asset on the Consolidated Balance Sheets (Deferred stripping costs), although a liability arises on the Consolidated Balance Sheets (Advanced stripping costs) if the actual stripping ratio incurred to date is less than the expected waste-to-ore ratio over the life of the mine.
The average remaining life of the open pit mine operations where the Company defers mining costs is between six and seven years, which represents the average time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the income statement over the remaining life of the open pit mine operations so that no unamortized balance remains at mine closure. The Company reviews and evaluates its deferred stripping costs for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.
Entity: BHP Billiton Ltd
Source: 20-F December 31, 2005
Primary GAAP: UK GAAP
Policy: Deferred overburden removal costs, page F-14
Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.
Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

Mr H Roger Schwall
8 May 2006	12.
As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.
Entity: Barrick Gold Corporation
Source: 40-F December 31, 2004
Primary GAAP: US GAAP
Policy: Capitalized Mining Costs, Note 13, Page 97
We capitalize and amortize certain costs relating to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”. We include in inventory, amortization of amounts capitalized based on a “stripping ratio” using the units-of-production method.
This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing and amortizing these costs, some mining companies capitalize them to inventory as incurred, which may result in the reporting of greater volatility in period-to-period results. If we followed a policy of capitalizing these costs to inventory as incurred, rather than using our present policy, our reported cost of sales would have been $9 million lower in 2004 (2003 – $37 million lower, 2002 – $29 million lower).
1. The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.
2. Costs capitalized will be fully amortized by the end of the mine lives. The carrying amount of capitalized mining costs is grouped with property, plant and equipment for impairment evaluation purposes.
In 2005, Barrick early adopted EITF 04-06 stating in its December 31, 2005 financial statements as follows:
In second quarter 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For the year ended December 31, 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.